Exhibit 21.1

SUBSIDIARIES OF IDACORP, INC.

(1)	Idaho Power Company, an Idaho corporation

(2)	Idaho Energy Resources Co., a Wyoming corporation (a subsidiary of Idaho Power Company)

(3)	Ida-West Energy Company, an Idaho corporation

(4)	IDACORP Financial Services, Inc., an Idaho corporation